SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
                                                          (Amendment No 9)
Under the Securities Exchange Act of 1934

All American Term Trust, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

016440109
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
183 Sullys Trail
Pittsford, New York 14534
(716) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

 February 7, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [x]

(Page 1 of 4 pages)















ITEM 1	Security and Issuer
		Common Stock
		All American Term Trust, Inc. (?AAT?)
		1285 Avenue of the Americas
		New York, New York 10019
ITEM 2	Identity and Background
		a) Karpus Management, Inc. d/b/a/ Karpus Investment Management
		(?KIM?)
		George W. Karpus, President, Director, and controlling stockholder
       JoAnn VanDegriff, Vice President and Director, Sophie Karpus,
       Director
		b) 183 Sullys Trail, Pittsford, New York  14534
		c) Principal business and occupation- Investment Management for
		individuals, pension and profit sharing plans, corporations,
		endowments, trusts and others, specializing in conservative asset
		management (i.e. fixed income investments ).
		d) None of George W. Karpus, JoAnn VanDegriff, or Sophie Karpus
		(the ?Principals?) or KIM has been convicted in the past 5 years of
		any criminal proceeding (excluding traffic violations).
		e) During the last five years non-of the Principals or KIM has been
		a party to a civil proceeding as a result of which any of them is
		subject to a judgment, decree, or final order enjoining future
		violations of or prohibiting or mandating activities subject to, federal with respect to such laws.
		f) Each of the Principals is a United States citizen.
		KIM is a New York State corporation.
ITEM 3	Source and Amount of Funds or Other Considerations
		KIM, an independent investment advisor, has accumulated shares
		of AAT on behalf of Accounts that are managed by KIM (?the Accounts?)
		under limited powers of attorney.  All funds that have been utilized
		in making such purchases are from such Accounts.
ITEM 4	Purpose of Transaction
		KIM has purchased shares for investment purposes.  Being primarily
		a conservative, fixed income manager, with a specialty focus in the closed-end fund sector, the profile of AAT (being an investment grade fund) fit the investment guidelines for various Accounts.
ITEM 5	Interest in Securities of the Issuer
		a) As of the date of this Report, KIM owns 1,185,957 shares which
		represents 9.54% of the outstanding Shares.  Sophie P. Karpus owns
		400 shares purchased on March 8, 2001 at a price of $12.09 per share (200 shares) and March 9 (200 shares).  Karpus Investment
Management Profit Sharing Plan owns 900 shares purchased December
5, 2001 at a price of $12.11 per share.  None of the other Principals or KIM presently own Shares.
b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.
c) Open market purchases and sales for the last 60 days.
       There have been no disposition and no acquisitions, other than by such open market purchases and sales during such period.
DATE
SHARES
PRICE PER

DATE
SHARES
PRICE PER


SHARE



SHARE
12/3/2001
-300
12.24

1/2/2002
13900
12.05
12/3/2001
4900
12.15

1/3/2002
600
12.03
12/4/2001
6450
12.11

1/4/2002
6400
12.01
12/5/2001
12600
12.11

1/7/2002
-300
12.04
12/6/2001
-325
12.11

1/7/2002
5600
12.03
12/6/2001
8075
12.1

1/14/2002
13900
12.08
12/7/2001
4900
12.05

1/16/2002
-1500
12.13
12/7/2001
-400
11.96

1/18/2002
-900
12.1
12/10/2001
1700
12.03

1/23/2002
375
12.08
12/11/2001
1500
12.04

1/29/2002
300
12.08
12/12/2001
2750
12.02




12/13/2001
1800
12.01




12/14/2001
2450
12.01




12/17/2001
2000
12.02




12/17/2001
-600
12.07




12/18/2001
4700
12




12/19/2001
1000
11.97




12/21/2001
4450
12




12/24/2001
-1000
12.01




12/24/2001
1100
12.01




12/26/2001
4400
12.04




12/27/2001
1150
12.03




12/31/2001
300
12.07




ITEM 6	Contract, Arrangements, Understandings, or Relationships with Respect
		to Securities of the Issuer.
		Except as described above, there are no contracts, arrangements
		understandings or relationships of any kind among the Principals and KIM
		and between any of them and any other person with respect to any of
		AAT securities.
ITEM 7	Materials to be Filed as Exhibits
		Not applicable.


Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

						Karpus Management, Inc.



February 7, 2002		                   By:_____________________
         Date						    Signature
       George W. Karpus,  President
							  Name / Title